FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2003.
Total number of pages: 5.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Notice of Stock Repurchase from the Market]	4
2. [NPF Sells Shares in DOWA WORKS to Taihei]	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date:	January 29, 2003

January 29, 2003

Notice of Stock Repurchase from the Market

Tokyo – Today, Nomura Holdings, Inc. (NHI) announced that, pursuant to the provisions of Article 210 of the Commercial Code, NHI has repurchased shares from the market with details as follows:

1. Type of shares:	NHI common stock
2. Purchase period:	December 25, 2002 through January 29, 2003
3. Number of shares repurchased:	2,997,000 shares
4. Aggregate purchase amount:	JPY 4,002,733,000
5. Method of repurchase:	Purchase at Tokyo Stock Exchange

Reference:
Details of the stock repurchase program authorized at the 98th Annual General Meeting of Shareholders held on June 26, 2002

1. Type of shares:	NHI common stock
2. Total number of shares authorized for repurchase:	Up to 100,000,000 shares
3. Total value of shares authorized for repurchase:	Up to ¥250 billion

Number of stocks repurchased up to January 29, 2003

1. Aggregate number of shares repurchased	20,016,000 shares
2. Aggregate value of shares repurchased	JPY 26,919,637,000

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

NOMURA PRINCIPAL FINANCE CO., LTD.

Tokyo, 29 January 2003

NPF Sells Shares in DOWA WORKS to Taihei

Nomura Principal Finance Co., Ltd. (NPF) (President: Yoshifumi Kawabata), a wholly owned subsidiary of Nomura Holdings, Inc. (NHI), announced today that it has reached an agreement with Taihei Co., Ltd. (Taihei) (President: Hidenori Orihara; Edogawa-ku, Tokyo) to sell all outstanding shares in DOWA WORKS, LTD. (DOWA WORKS) (President: Takahiro Nishimori; Nagoya City, Aichi Prefecture), held by NPF, to Taihei effective January 31, 2003.

DOWA WORKS commands the number two market share in Japan for the production, distribution and leasing of sorters for ads folded in newspapers, and is a highly profitable and competitive company. Since acquiring all outstanding shares in DOWA WORKS in October 2000, NPF has worked to raise the corporate value of DOWA WORKS by dispatching top management from the president down to revitalize the company, strengthening its management structure and investing in its latest products. As a result, DOWA WORKS has performed steadily and adequately met initial targets. Going forward, DOWA WORKS aims to develop further as a subsidiary of Taihei.

NPF engages in principal investment business in Japan and this transaction marks its first exit trade.

Taihei Co., Ltd.

Capital:	1 billion yen

President:	Hidenori Orihara

Business activities:	Foodstuffs supplier, production and distribution of soy sauce, condiments and pre-cut vegetables, electronic component parts manufacturing, insurance, mail-order services, etc.

No. employees:	2,433 employees

______________________________________________        Ends        _____________________________________________

For further information please contact:

Name	Company	Telephone

Toshiyasu Iiyama	Corporate Communications Dept., Nomura Group Headquarters	+ 81-3-3278-0591
Ryugo Matsuo	Corporate Communications Dept., Nomura Group Headquarters	+ 81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+ 81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.